UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number: 001-31368

SANOFI-SYNTHÉLABO

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                   No ☒

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

     This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo’s Registration Statement on Form F-4 (Registration No. 333-112314), as declared effective on April 9, 2004 by the United States Securities Exchange Commission, and the related prospectus filed on April 12, 2004 pursuant to Rule 424(b) under the United States Securities Exchange Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

     Investor Relations

Paris, April 13, 2004

Sanofi-Synthelabo to sell to GlaxoSmithKline Arixtra®,
Fraxiparine® and Notre Dame de Bondeville plant

Deal conditional on completion of Sanofi-Synthelabo’ s offer for Aventis

Sanofi-Synthelabo announced today that they have signed an agreement with GlaxoSmithKline Group (GSK) regarding the divestment by Sanofi-Synthelabo, on a worldwide basis, of Arixtra®, Fraxiparine®, and related assets including the manufacturing facility located in Notre-Dame de Bondeville, France. As part of this transaction, GSK will assume responsibility for ongoing Arixtra® clinical trials.

As previously disclosed, Sanofi-Synthelabo began the sales process to divest its interests in Arixtra® and Fraxiparine® in connection with its public offer to acquire all the outstanding ordinary shares of Aventis announced on January, 26th 2004. The closing of this divestiture transaction is conditioned on Sanofi-Synthelabo successfully completing its offer for Aventis as well as on obtaining the requisite clearances from EU and US competition authorities .

Arixtra® (fondaparinux sodium) is a synthetic factor Xa inhibitor and Fraxiparine® (nadroparine calcium) is a Low Molecular Weight Heparin. World-wide sales of Arixtra® reached EUR 24 million in 2003. Sales of Fraxiparine® reached EUR 319 million in 2003.

The manufacturing facility located in Notre-Dame de Bondeville, France, is a state of the art plant in the field of injectable products. The facility employs 650 people.

The consideration for this transaction is EUR 453 million and will be satisfied by GSK in cash upon completion

In accordance with article 7 of the COB rule no. 2002-04, this document was transmitted to the Autorité des marchés financiers (AMF) before its publication.

Forward-Looking Statements

This press release contains projections and other statements that are not historical facts, which are subject to various risks and uncertainties (many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo) that could cause actual results and developments to differ materially from those expressed, or implied or projected. These risks and uncertainties include those discussed in our filings with the United States Securities and Exchange Commission and the AMF. Sanofi-Synthélabo does not undertake any obligation to update any statement that is not a historical fact.

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Important Information: In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed a registration statement on Form F-4 (File no. 333-112314) , including a final prospectus/offer to exchange, and will file additional documents with the United States Securities and Exchange Commission (SEC) Investors are urged to read the registration statement, including the final prospectus/offer to exchange, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. The final prospectus/offer to exchange and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 — 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.
The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthélabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (N° 04-0391) at www.amf-france.org or directly from Sanofi-Synthélabo on our web site at: www.sanofi-synthelabo.com.

Investor Relations Department
Philippe Goupit	Director of Investor
Relations Arnaud Delépine	Investor Relations
Europe Sanjay Gupta	Investor Relations US

Contacts :
E-mail: investor-relations@sanofi-synthelabo.com
Europe	US
Tel : + 33 1 53 77 45 45	Tel.: +1 212 551 42 93
Fax : + 33 1 53 77 42 96	Fax : +1 212 551 49 92

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2004	SANOFI-SYNTHÉLABO

	By:	/s/ Marie-Hélène Laimay

		Name:	Marie-Hélène Laimay
		Title:	Senior Vice President and
Chief Financial Officer